Exhibit 99.1

RDA Microelectronics’ Board Elects Shun Lam Steven Tang as the New Chairman and Appoints Shuran Wei as the New CEO and Liang Zhang as President

SHANGHAI, China, December 17, 2013 — RDA Microelectronics, Inc. (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that its Board of Directors (the “Board”) has elected Mr. Shun Lam Steven Tang as Chairman of the Board, appointed Mr. Shuran Wei as Chief Executive Officer of the Company and appointed Mr. Liang Zhang as President of the Company.

Mr. Tang succeeds Mr. Vincent Tai, who will remain as a non-executive director until the next shareholders meeting.  The election of Mr. Tang as Chairman of the Board, the appointments of Mr. Wei as Chief Executive Officer and Mr. Zhang as President of the Company will take effect on December 17, 2013.

Mr. Tang said, “On behalf of the Board, I want to thank Vincent Tai for his contribution to RDA during his term as the Chairman and Chief Executive Officer.  Moving forward, I will be focused on working closely with my fellow directors and our outstanding management team to continue to execute our business strategy and protect and enhance shareholders value, and I am excited by the substantial prospects in front of us after completing the announced merger with Tsinghua Unigroup.”

“Liang and I are honored by the confidence that the Board of Directors have placed in us and humbly accept the Board’s appointments,” said Mr. Wei, Chief Executive Officer of RDA Microelectronics, “We are committed to working hard with the rest of the management team and our excellent employees and business partners to take RDA’s products and technology up to the next level.”

Mr. Tang has been a director of the Company since 2011 and was its senior vice president of operations from 2010 to 2012.  Prior to joining our company, Mr. Tang was chief executive officer of Coolsand Technology Holdings Limited between 2008 and 2009.  He also served as the non-executive chairman for Linefan Technology Holding Limited, a Hong Kong listed company, between 2008 and 2009.  Mr. Tang was the president, Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange, from 1999 to 2007.  From 2003 to 2005, Mr. Tang was also an independent director and the chairman of the Finance and Audit Committee of Wanji Pharmaceutical Holdings Limited, a Hong Kong listed company.  He was managing director for Pace Inc. between 1995 and 1999.  He received a Bachelor of Science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University in England.

Mr. Wei is a co-founder of the Company and has been the Company’s Chief Technology Officer since its inception in 2004 and a director since 2005.  Mr. Wei has almost two decades of experience in CMOS radio-frequency integrated circuit design.  Prior to co-founding RDA Microelectronics, he was a vice president of Analogix Semiconductor Inc. in the United States from 2002 to 2004.  From 1998 to 2002, he was an integrated circuit design manager at Marvell Semiconductor Inc. in the United States, and from 1994 to 1998, he was an integrated circuit design engineer at LSI Corporation (formerly known as LSI Logic).  Mr. Wei received a Bachelor of Science degree in physics from Peking University in China and a Master of Science degree in electrical engineering from the University of Minnesota in the United States.

Mr. Liang Zhang has been senior vice president of engineering of the Company since 2004.  Prior to joining the Company, Mr. Zhang was a design manager at Analogix Semiconductor Inc. in the United States from 2002 to 2004.  From 1999 to 2002, Mr. Zhang was a senior design engineer at Marvell Semiconductor Inc. in the United States.  Mr. Zhang received a Bachelor of Science degree in microelectronics from Tsinghua University in China and a Master of Science degree in electrical and computer engineering from North Carolina State University in the United States.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.
 +86-21-5027-1108
ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com